August 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	William Demarest

Kristi Marrone

Re:	Kilroy Realty Corp.

Form 10-K for the year ended December 31, 2020, filed February 12, 2021

Form 8-K, filed April 29, 2021 (File No. 001-12675)

Ladies and Gentlemen:

On behalf of Kilroy Realty Corporation (the “Company”), this letter is being submitted in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated July 19, 2021 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the Company’s Current Report on Form 8-K filed on April 29, 2021.

The Company acknowledges the Staff’s comment and agrees to remove “GAAP” from the title of “GAAP Net Operating Income” and “Same-Store GAAP Net Operating Income” to the extent similar measures are presented in future filings.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Lewis Kneib of Latham & Watkins LLP, at (213) 891-7339.

Very truly yours,

KILROY REALTY CORPORATION

By:	/s/ Michelle Ngo
Name: Michelle Ngo
Title: Chief Financial Officer

cc:	Julian T.H. Kleindorfer, Latham & Watkins LLP

Lewis W. Kneib, Latham & Watkins LLP